Exhibit 99.2

Sinovac to Participate in China Medical and Healthcare Investment Conference

Beijing, March 18,2014/PRNewswire/--Sinovac Biotech Ltd.(NASDAQ:SVA), a leading provider of biopharmaceutical products in China, today announced that the Company will participate in the China Medical and Healthcare Investment Conference sponsored by T.H capital and Dong Xing Security, to be held at China World Hotel from March 23 to March 25. The Company will present from 09:30 am to 10:30am on March 25, and conduct one-on-one meetings during the course of the day. Any parties interested in scheduling a meeting with the Company at this event should contact T.H capital or Dong Xing Security.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III clinical trial. The Company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mexico, Mongolia, Nepal, and the Philippines, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company's website at http://www.sinovac.com .

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: +1-646-308-1707

Email: william.zima@icrinc.com